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SEC FILE NUMBER
8-69625

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31-2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silicon Prairie Capital Partners, LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

2023

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) Washington, DC

475 Cleveland Avenue, Suite 101B
(No. and Street)

St. Paul	MN	55104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Duccini	651-645-7550	david.duccini@spcp.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Duccini, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silicon Prairie Capital Partners, LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOOR M SYED
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2025

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SILICON PRAIRIE CAPITAL PARTNERS, LLC

Report on Audit of Statement of Financial Condition
As of March 31, 2022
Together with Report of Independent
Registered Public Accounting Firm

SILICON PRAIRIE CAPITAL PARTNERS, LLC

As of March 31, 2022

Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silicon Prairie Capital Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silicon Prairie Capital Partners, LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Silicon Prairie Capital Partners, LLC as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Silicon Prairie Capital Partners, LLC's management. Our responsibility is to express an opinion on Silicon Prairie Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Silicon Prairie Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Silicon Prairie Capital Partners, LLC's auditor since 2022.

Hauppauge, New York
July 15, 2022

Nawrocki Smith LLP

Silicon Prairie Capital Partners, LLC
Statement of Financial Condition
As of March 31, 2022

Assets	
Cash	30656.36
Total Assets	30,656.36
Liabilities & Member's Capital	
Liabilities	
Accounts Payable	16000
Total Liabilities	16000
Member's Capital	14656.36
Total Liabilities & Member's Capital	30656.36

SILICON PRAIRIE CAPITAL PARTNERS, LLC

Notes to Financial Statements For the Year Ended March 31, 2022

1. **Organization and Nature of Business**

Witherspoon Capital Partners, LLC, formed on February 18, 2015 as a Delaware Limited Liability Company, was acquired by Silicon Prairie Holdings, Inc. (SPH) on August 21, 2020. SPH did not acquire either the assets or the liabilities of Witherspoon Capital Partners, LLC. SPH changed the name of the broker dealer to Silicon Prairie Capital Partners, LLC (SPCP). SPCP is a wholly-owned subsidiary of Silicon Prairie Holdings, Inc. SPCP is a registered broker dealer, a member of the Financial Industry Regulatory Authority (FINRA) and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) since the broker dealer does not take custody of any customer funds or securities. SPCP's primary business activity is to facilitate private placement of securities through a crowdfunding portal operated by its affiliate, Silicon Prairie Portal & Exchange, LLC, and to undertake best efforts institutional investment banking engagements for clients. All securities activities are conducted from the main office in St. Paul, Minnesota.

1. **Significant Accounting Policies**

Basis of accounting – The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Accounts receivable – Accounts receivable are stated at the amount the company expects to collect from balances outstanding at year end. No allowance for doubtful accounts was considered necessary as of March 31, 2022.

Revenue recognition – SPCP's fee income is comprised of commissions generated in connection with investor commitments to private securities offered by issuers through the crowdfunding portal. Success based investment banking transaction fees are recognized as revenue at the point in time that performance under the engagement is completed.

Disaggregation of Revenue

Disaggregation of SPCP's revenue by major sources for the year ended March 31, 2022 is as follows:

Revenue Stream	Total Revenue
Commissions from private securities offering	$27,000

Income taxes – SPCP is wholly-owned by Silicon Prairie Holdings, Inc. and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the member.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires SPCP to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

1. **Related Party Transactions**

Beginning September 1, 2020, SPCP had an expense sharing agreement with Silicon Prairie Holdings, Inc. The agreement permits the allocation of $1,500 per month of shared expenses to the broker dealer which are included in the statement of operations. Total shared expenses for the year were $18,000 and the balance due to the affiliate on March 31, 2022 was $6,000 and is included in accounts payable.

2. **Net Capital Requirements**

SPCP is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires a ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2022, SPCP had net capital of $14,756 which was greater than the required minimum net capital of $5,000. SPCP's parent company is prepared to provide additional capital in the future if needed to meet net capital requirements.

3. **Concentrations of Credit Risk**

Cash - SPCP maintains all cash balances at one financial institution, which at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to SPCP is solely dependent upon daily bank balance and the respective strength of the financial institution. SPCP has not incurred any losses on this account. As of March 31, 2022, the amount in excess of insured limits of $250,000 was $0.

Accounts Receivable and Revenue – For the year ended March 31, 2022, 100% of revenues were derived from one client.

4. **Subsequent Events**

SPCP has evaluated events and transactions through July 15, 2022, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement, noting there to be none.

5. **Indemnifications**

In the normal course of its business, SPCP indemnifies and guarantees certain service providers against the potential losses in connection with their acting as agent of, or providing services to, SPCP. The maximum potential amount of future payments that SPCP could be required to make under these indemnifications cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

SPCP provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. SPCP may provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that SPCP could be required to make under these indemnifications cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.